

Mail Stop 4720

January 3, 2017

Jerold L. Rexroad
Chief Executive Officer
Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401

> **Re:** **Carolina Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed December 23, 2016**
> **File No.333-215312**

Dear Mr. Rexroad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: B.T. Atkinson Esq. (Via E-mail)